U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                         0-23374
                                                                    CUSIP NUMBER
                                                                     55272D 10 6

                                     (Check One):

 [ ] Form 10-K and Form 10-KSB         [ ] Form 20-F              [x] Form 11-K
 [ ] Form 10-Q and Form-QSB                                       [ ] Form N-SAR

For Period Ended: December 31, 1996
                  -----------------------------------------------------------

[ ]       Transition Report on Form 10-K

[ ]       Transition Report on Form 20-F

[ ]       Transition Report on Form 11-K

[ ]       Transition Report on Form 10-Q

[ ]       Transition Report on Form N-SAR

For the Transition Period Ended:
                                 --------------------------------------------

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above,
indentify the Item(s) to which the notification relates:     N/A
                                                        ------------------------
________________________________________________________________________________


Part I -- Registration Information
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     Full Name of Registrant       MFB Financial Employees' Savings &
                                   Profit Sharing Plan and Trust

     Former Name if Applicable     N/A

     Address of Principal Executive Office (Street and Number) 121 South Church Street, P.O. Box 528

     City, State and Zip Code      Mishawaka, Indiana 46546


Part II -- Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III --- Narrative
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant was under the impression that the Plan's administrator had prepared the financial statements referred for the Form 11-K. Shortly before its due date, the Registrant learned its accounting firm would need to generate the required information. Such accounting firm was not able to generate the data for the report in a timely manner. By the time the registrant was made aware of this development, it was not able to generate the report for timely filing without unreasonable effort or expense.



Part IV  --- Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Pamela J. Weaver                        219                255-3146
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(Name)                                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes         [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [  ]  Yes         [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     MFB Financial Employees' Savings & Profit Sharing Plan and Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                          MFB Financial Employees' Savings &
                                               Profit Sharing Plan and Trust

Date: June 30, 1997                       By the Plan Committee:


                                         By: /s/ Charles J. Viater
                                            ------------------------------------
                                             Charles J. Viater, Committee Member


                                         By: /s/ Pamela J. Weaver
                                            ------------------------------------
                                             Pamela J. Weaver, Committee Member